November 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Charles Eastman, Division of Corporation Finance

RE:	Helios Technologies, Inc.

Form 10-K for the year ended December 31, 2022

Form 8-K filed November 2, 2023

File No. 1-40935

Dear Mr. Eastman:

On behalf of Helios Technologies, Inc. (“the Company”), I am writing in response to the comments set forth in your letter addressed to the undersigned dated November 15, 2023 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), each of the Staff’s comments is repeated below, along with the Company’s response to each comment set forth immediately following the comment.

Comment 1

Form 8-K filed November 2, 2023

Please revise future filings to provide a reconciliation of “Non-GAAP cash net income per diluted share,” “Non-GAAP adjusted operating margin,” and “Adjusted EBITDA margin” to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.05 and 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment 1

The Company acknowledges the Staff’s comment and will revise its future filings to provide additional information reconciling Non-GAAP net income per diluted share, Non-GAAP adjusted operating margin and Adjusted EBITDA margin to the most directly comparable GAAP measure. Below are excerpts of the Company’s reconciliations of Non-GAAP Net Income and Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), for the three and nine months ended September 30, 2023, supplemented with expanded disclosure to illustrate how the Company plans to address the Staff’s comments in future filings.

Helios Technologies | 7456 16th St E | Sarasota, FL 34243 | 941-362-1200

Non-GAAP Adjusted Operating Income and Non-GAAP Adjusted Operating Margin RECONCILIATION

(In millions)

(Unaudited)

	Three Months Ended				Nine Months Ended
	September 30, 2023	Margin	October 1, 2022	Margin	September 30, 2023	Margin	October 1, 2022	Margin
GAAP operating income	$13.8	6.9%	$30.7	14.8%	$68.0	10.6%	$116.6	16.9%
Acquisition-related amortization of intangible assets	8.2	4.1%	6.8	3.3%	24.7	3.8%	20.6	3.0%
Acquisition and financing-related expenses(A)	0.5	0.2%	2.2	1.1%	3.3	0.5%	4.0	0.6%
Restructuring charges(B)	4.8	2.4%	1.8	0.9%	9.0	1.4%	3.8	0.6%
Officer transition costs	0.1	0.0%	—	0.0%	1.0	0.2%	0.3	0.0%
Acquisition integration costs (C)	—	0.0%	0.6	0.3%	0.2	0.0%	2.4	0.3%
Other	0.1	0.0%	—	0.0%	—	0.0%	0.2	0.0%

Non-GAAP adjusted operating income	$27.5	13.7%	$42.2	20.4%	$106.2	16.5%	$147.8	21.4%

GAAP operating margin	6.9%		14.8%		10.6%		16.9%
Non-GAAP adjusted operating margin	13.7%		20.4%		16.5%		21.4%

Adjusted EBITDA and Adjusted EBITDA Margin RECONCILIATION

(In millions)

(Unaudited)

	Three Months Ended				Nine Months Ended				Twelve Months Ended
	September 30, 2023	Margin	October 1, 2022	Margin	September 30, 2023	Margin	October 1, 2022	Margin	September 30, 2023	Margin
GAAP net income	$3.5	1.7%	$20.4	9.8%	$34.1	5.3%	$80.9	11.7%	$51.7	6.2%
Interest expense, net	8.7	4.3%	4.1	2.0%	22.6	3.5%	11.7	1.7%	27.7	3.3%
Income tax provision	1.5	0.7%	6.3	3.0%	10.7	1.7%	23.8	3.5%	10.2	1.2%
Depreciation and amortization	16.4	8.1%	12.4	6.0%	47.7	7.4%	37.4	5.4%	61.9	7.4%

EBITDA	30.1	14.9%	43.1	20.8%	115.1	17.9%	153.7	22.3%	151.5	18.1%
Acquisition and financing-related expenses(A)	0.5	0.2%	2.2	1.1%	3.3	0.5%	4.0	0.6%	5.2	0.6%
Restructuring charges(B)	4.8	2.4%	1.8	0.9%	9.0	1.4%	3.8	0.6%	8.8	1.0%
Officer transition costs	0.1	0.0%	—	0.0%	1.0	0.2%	0.3	0.0%	0.9	0.1%
Acquisition integration costs (C)	—	0.0%	0.6	0.3%	0.2	0.0%	2.4	0.3%	1.4	0.2%
Change in fair value of contingent consideration	—	0.0%	0.2	0.1%	0.8	0.1%	1.6	0.2%	0.9	0.1%
Other	0.1	0.0%	—	0.0%	(0.4)	(0.1)%	0.2	0.0%	(0.5)	(0.1)%

Adjusted EBITDA	$35.6	17.7%	$48.0	23.2%	$129.0	20.1%	$166.1	24.1%	$168.2	20.1%

GAAP net income margin	1.7%		9.8%		5.3%		11.7%		6.2%
EBITDA margin	14.9%		20.8%		17.9%		22.3%		18.1%
Adjusted EBITDA margin	17.7%		23.2%		20.1%		24.1%		20.1%

Pre-acquisition adjusted EBITDA, 2023 Schultes and i3									2.9

TTM Pro forma adjusted EBITDA									$171.1

Non-GAAP Net Income and Non-GAAP Net Income per Diluted Share RECONCILIATION

(In millions)

(Unaudited)

	Three Months Ended				Nine Months Ended
	September 30, 2023	Per Diluted Share	October 1, 2022	Per Diluted Share	September 30, 2023	Per Diluted Share	October 1, 2022	Per Diluted Share
GAAP net income	$3.5	$0.11	$20.4	$0.63	$34.1	$1.03	$80.9	$2.48
Amortization of intangible assets(D)	8.4	0.25	6.9	0.21	25.2	0.76	21.0	0.64
Acquisition and financing-related expenses(A)	0.5	0.02	2.2	0.07	3.3	0.10	4.0	0.12
Restructuring charges(B)	4.8	0.15	1.8	0.06	9.0	0.27	3.8	0.12
Officer transition costs	0.1	—	—	—	1.0	0.03	0.3	0.01
Acquisition integration costs (C)	—	—	0.6	0.02	0.2	0.01	2.4	0.07
Change in fair value of contingent consideration	—	—	0.2	0.01	0.8	0.02	1.6	0.05
Other	0.1	—	—	—	(0.4)	(0.01)	0.2	0.01
Tax effect of above	(3.0)	(0.09)	(2.9)	(0.09)	(8.6)	(0.26)	(8.3)	(0.25)

Non-GAAP net income	$14.4	$0.44	$29.2	$0.90	$64.6	$1.96	$105.8	$3.25

GAAP net income per diluted share	$0.11		$0.63		$1.03		$2.48
Non-GAAP net income per diluted share	$0.44		$0.90		$1.96		$3.25

(A)

Acquisition and financing-related expenses include costs associated with our M&A activities. We believe these costs are not representative of the Company’s operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the three months and nine months ended September 30, 2023, the charges include recurring labor costs of $0.2 million and $0.6 million, professional fees of $0.1 million and $1.8 million and other M&A related costs of $0.2 million and $0.9 million, respectively.

Helios Technologies | 7456 16th St E | Sarasota, FL 34243 | 941-362-1200

(B)

Restructuring activities include costs associated with the creation of our two new Regional Operational Centers of Excellence. We believe these costs are not representative of the Company’s operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the three months and nine months ended September 30, 2023, the charges include non-recurring labor costs of $3.0 million and $5.7 million, travel costs of $0.2 million and $0.7 million and manufacturing relocation and other costs of $1.6 million and $2.6 million, respectively.

(C)

Acquisition integration activities include costs associated with integrating our recently acquired businesses, which can occur up to 18 months after acquisition date. We believe these costs are not representative of the Company’s operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the three months and nine months ended September 30, 2023, the costs totaled $0.0 million and $0.2 million, respectively.

(D)

Amortization of intangible assets presented here includes $0.2 million and $0.5 million of amortization for capitalized software development costs included within cost of sales in the income statement for the three months and nine months ended September 30, 2023, respectively.

Non-GAAP Financial Measures and Non-GAAP Forward-looking Financial Measures:

Non-GAAP adjusted operating income, Non-GAAP adjusted operating margin, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, net debt-to-adjusted EBITDA, Non-GAAP net income, Non-GAAP net income per diluted share and sales in constant currency are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific Non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the attached Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are Non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies. The Company does not provide a reconciliation of forward-looking Non-GAAP financial measures, such as adjusted EBITDA, adjusted EBITDA margin, Non-GAAP net income, and Non-GAAP net income per diluted share disclosed above in our 2023 Outlook, to their comparable GAAP financial measures because it could not do so without unreasonable effort due to the unavailability of the information needed to calculate reconciling items and due to the variability, complexity and limited visibility of the adjusting items that would be excluded from the Non-GAAP financial measures in future periods.

Helios Technologies | 7456 16th St E | Sarasota, FL 34243 | 941-362-1200

Comment 2

Form 8-K filed November 2, 2023

We note your presentation of “Non-GAAP cash net income” and “Non-GAAP cash net income per diluted share.” Considering the reconciling items appear to include both cash and non-cash adjustments, please remove the “cash” description from the titles or tell us why you believe the titles are appropriate.

Response to Comment 2

The Company acknowledges the Staff’s comment and will revise its future filings to remove the “cash” description from the titles, in each case, as reflected in the revised tables above for the three and nine months ended September 30, 2023.

Comment 3

Form 10-K for the year ended December 31, 2022

In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. As an example, we note that the amounts and useful lives applied in your purchase price allocations to trade names and brands and customer relationships may have a significant impact on your financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 3

The Company acknowledges the Staff’s comment and will enhance its disclosures in future filings to provide the responsive qualitative and quantitative information, as and to the extent required or otherwise material.

Comment 4

Form 10-K for the year ended December 31, 2022

We note your disclosure that you “are experiencing supply shortages and increasing material and logistics costs. Continued increases in the global demand for the materials used in our products could result in significant increases in the costs of the components we purchase, and we may not be able to fully offset such higher costs through price increases.” Please address the following comment related to the supply chain and inflationary pressures you are experiencing:

•

Revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.

Helios Technologies | 7456 16th St E | Sarasota, FL 34243 | 941-362-1200

•

Revise your disclosures in future filings to more fully address whether and how supply disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, to alleviate supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response to Comment 4

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to expand, as well as fully address, factors contributing to inflationary pressures as well as whether and how supply disruptions materially affect its outlook, as and to the extent required or otherwise material.

The Company believes that the foregoing responds fully to each of the questions in the Staff’s November 15, 2023, Comment Letter. Please advise us if you have any questions about our responses.

Respectfully submitted,
HELIOS TECHNOLOGIES, INC.

By:	/s/ Sean Bagan
Chief Financial Officer

cc:	Marc A. Greenberg, General Counsel & Secretary

Helios Technologies | 7456 16th St E | Sarasota, FL 34243 | 941-362-1200